Exhibit 99.1

For Ministry Use Only À l'usage exclusif du ministère	Ontario Corporation Number Numéro de la société en Ontario
373074

Ministry of Consumer and Ontario Business Services	Ministère des Services aux consommateurs et aux entreprises
CERTIFICATE	CERTIFICAT
This is to certify that these articles are effective on	Ceci certifie que les présents status entrent en vigueur le

MARCH 01 MARS, 2005

[Signature] Director / Directrice Business Corporations Act / Loi sur les sociétés par actions

Form 5
Business Corporations Act

Formule numéro 5
Loi sur les compagnies

RESTATED ARTICLES OF INCORPORATION
STATUTS MIS À JOUR

1.	The name of the corporation is:																						Dénomination sociale de la Compagnie :

	/	T	/	H	/	E	/	/	T	/	H	/	O	/	M	/	S	/	O	/	N	/	/	C	/	O	/	R	/	P	/	O	/	R	/	A	/	T	/	I	/	O	/	N	/	/	/	/	/	/

	/		/		/		/	/		/		/		/		/		/		/		/	/		/		/		/		/		/		/		/		/		/		/		/	/	/	/	/	/

	/		/		/		/	/		/		/		/		/		/		/		/	/		/		/		/		/		/		/		/		/		/		/		/	/	/	/	/	/

	/		/		/		/	/		/		/		/		/		/		/		/	/		/		/		/		/		/		/		/		/		/		/		/	/	/	/	/	/

2.	Date of incorporation/amalgamation:	Date de la constitution ou de la fusion :
28 December 1977

(Day, Month, Year) / (jour, mois, année)

3.	The address of the registered office is:	Adresse du siège social :
Suite 2706, Toronto Dominion Bank Tower

(Street & Number, or R.R. Number & if Multi-Office Building give Room No.) (Rue et numéro, ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau)
Toronto-Dominion Centre, Toronto, Ontario		/	M	/	5	/	K	/	1	/	A	/	1	/

	(Name of Municipality or Post Office)	(Postal Code/Code postal)
	(Nom de la municipalité ou du bureau de poste)

3.	Number (or minimum and maximum number) of directors is:	Nombre (ou nombres minimal et maximal) d'administrateurs :
Minimum of five (5); maximum of twenty (20)

4.	The director(s) is/are:	Administrateur(s) :
First name, initials and surname	Address for service, giving Street & No. or R.R. No., municipality and postal code.	Resident Canadian State Yes or No
Prénom, initiales et nom de famille	Domicile élu, y compris la rue et le numéro, le numéro de la R.R. ou le nom de la municipalité et le code postal	Résident Canadien Oui/Non

See attached page 1A

DSG 01/2000

1A

First name, initials and surname	Address for service, giving Street & No. or R.R. No., municipality and postal code	Resident Canadian State Yes or No
David K.R. Thomson	65 Queen Street West, Suite 2400 Toronto, ON M5H 2M8	Yes
Richard J. Harrington	Metro Center, 8th Floor One Station Place Stamford, CT 06902	No
Ron D. Barbaro	4100 Yonge Street, Suite 508 Toronto, ON M2P 2B5	Yes
W. Geoffrey Beattie	65 Queen Street West, Suite 2400 Toronto, ON M5H 2M8	Yes
Robert D. Daleo	Metro Center, 8th Floor One Station Place Stamford, CT 06902	No
Steven A. Denning	3 Pickwick Plaza Greenwich, CT 06830	No
John F. Fraser	901-237 Wellington Crescent Winnipeg, MA R3M 0A1	Yes
V. Maureen Kempston Darkes	2901 SW 149th Avenue, Suite 400 Miramar, FL 33027	No
Roger L. Martin	105 St. George Street Toronto, ON M5S 3E6	Yes
Vance K. Opperman	225 South Sixth Street, Suite 5200 Minneapolis, MN 55402	No
David H. Shaffer	195 Broadway, 9th Floor New York, NY 10007	No
John M. Thompson	66 Wellington Street West, 4th Floor Toronto-Dominion Centre Toronto, ON M5K 1A2	Yes
Kenneth R. Thomson	65 Queen Street West, Suite 2400 Toronto, ON M5H 2M8	Yes
Peter J. Thomson	65 Queen Street West, Suite 2400 Toronto, ON M5H 2M8	Yes
Richard M. Thomson	66 Wellington Street West, 10th Floor Toronto-Dominion Centre Toronto, ON M5K 1A2	Yes
John A. Tory	65 Queen Street West, Suite 2400 Toronto, ON M5H 2M8	Yes

2.

6.	Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.	Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la compagnie.
None

7.	The classes and any maximum number of shares that the corporations is authorized to issue:	Catégories et nombre maximal, s'il y a lieu, d'actions que la compagnie est autorisée à émettre :
	Class	Maximum Number
	(a) preference shares without par value, issuable in series	None
	(b) common shares without par value	None

DSG 01/2000

3.

8.	Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:	Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série :
See attached pages 3A to 3G.

3A

Preference Share Class Conditions

1.        Each series of preference shares without par value ("Preference Shares") shall consist of such number of shares as shall before issuance thereof be fixed by the directors who shall at the same time determine the designation, rights, privileges, restrictions and conditions attaching to the Preference Shares of each such series including, without limiting the generality of the foregoing, the rate of preferential dividends, whether dividends shall be cumulative or non-cumulative, the dates of payment thereof, whether the shares shall be redeemable and if so the redemption price and the terms and conditions of redemption, any voting rights, any conversion rights, any sinking fund, purchase fund or other provisions attaching thereto, and the amount payable on return of capital in the event of the liquidation, dissolution or winding up of the Corporation.

2.        The Preference Shares shall be entitled to a preference over the common shares without par value and any other shares of the Corporation ranking junior to the Preference Shares with respect to the payment of dividends and all amounts payable on return of capital in the event of the liquidation, dissolution or winding up of the Corporation but shall not have any further right to participate in profits. The Preference Shares of any series shall be entitled to such other preferences over the common shares without par value and any other shares ranking junior to the Preference Shares as may be determined by the directors when authorizing the respective series.

3.        The holders of the Preference Shares shall not be entitled to receive notice of or to attend or to vote at any meeting of shareholders of the Corporation and shall not be entitled to vote separately as a class or as a series thereof upon any proposal to amend the articles of the Corporation to change the maximum number of the shares of any class or series thereof, or to effect an exchange, reclassification or cancellation of the Preference Shares or any series thereof, or to create a new class of shares or series thereof having rights or privileges equal or superior to the Preference Shares or any series thereof; provided, however, that notwithstanding the foregoing provisions of this paragraph 3:

(a)
the holders of any series of the Preference Shares shall be entitled to receive notice of and to vote at meetings of shareholders of the Corporation to the extent specifically provided in the rights and privileges to be attached to such series,

(b)
the holders of the Preference Shares or of any series thereof shall be entitled to vote separately as a class or as a series in respect of any matter for which a separate vote is specifically provided in the Business Corporations Act, 1982 or any successor statute thereto, other than in respect of a proposal to amend the articles in a manner as hereinbefore in this paragraph 3 specified, and

(c)
the holders of the Preference Shares shall be entitled to receive notice of a meeting of shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.

3B

Cumulative Redeemable Floating Rate Preference Shares,
Series II Series Conditions

        The second series of Preference Shares shall consist of 6,000,000 shares which shall be designated as Cumulative Redeemable Floating Rate Preference Shares, Series II (hereinafter called the "Series II Preference Shares") and which, in addition to the rights, privileges, restrictions and conditions attaching to the Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.
Consideration for Issue

        The consideration for the issue of each Series II Preference Share shall be $25.00.

2.
Dividends

2.1.    Definitions.    Where used in these share provisions, the following terms shall have the following meanings, respectively:

  "Banks" means collectively, The Royal Bank of Canada, The Toronto-Dominion Bank and The Bank of Nova Scotia (or, alternatively, with respect to any such bank, if another bank has merged with or becomes a successor to the business of such bank, such other bank), and the term "Bank" means one of the Banks.

  "Daily Prime Rate" means for any Bank, for any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest on Canadian dollar loans made by such Bank to customers in Canada and designated by such Bank as its prime rate.

  "Daily Prime Rate of the Banks" means, for any day, the arithmetic average (rounded to the nearest one one-thousandth of one percent (0.00 1%)) of the Daily Prime Rates for such day for each of the Banks for which there is a Daily Prime Rate for such day or, if there is no Bank for which there is a Daily Prime Rate for such day, the annual rate which is 1.5% above the average yield, expressed as an annual rate, on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the last tender of such Treasury Bills held on a day preceding such day.

  "Dividend Payment Date" means the last day of March, June, September and December in each calendar year from and including 1987.

  "Initial Issue Date" means the first date on which there is at least one Series II Preference Share issued and outstanding.

  "Prime Rate" means, for any period, the arithmetic average (rounded to the nearest one one-hundredth of one percent (0.01%)) of the Daily Prime Rates of the Banks for each day during such period.

  "Quarterly Dividend Period" means the period from and including the Initial Issue Date to and including March 31, 1987 and each period thereafter which commences on a day immediately following a Dividend Payment Date and ends on the first Dividend Payment Date after such day.

  "Quarterly Dividend Rate" means, with respect to any Quarterly Dividend Period, that proportion of seventy percent (70%) of the Prime Rate for the period commencing with the first day of such Quarterly Dividend Period and ending on the 15th day of the last calendar month during such Quarterly Dividend Period which the number of days in such Quarterly Dividend Period bears to 365 or, if such last calendar month falls in a leap year, 366.

2.2.    Payment of Dividends.    The holders of the Series II Preference Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the directors of the Corporation, out of monies of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends, payable on each Dividend Payment Date, in an amount per Series II Preference Share equal to the amount obtained when the Quarterly Dividend Rate with respect to the Quarterly Dividend Period in which such Dividend Payment Date falls is multiplied by $25.00.

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2.3.    Method of Payment.    Dividends (less any tax required to be withheld by the Corporation) on the Series II Preference Shares shall be paid by cheque payable at par in lawful money of Canada at any branch in Canada of the Corporation's bankers for the time being, mailed to the registered holders of the Series II Preference Shares by prepaid first class mail addressed to each such holder at his address as it appears on the books of the Corporation, or in the event of the address of such holder not so appearing, to the address of such holder last known to the Corporation, or by any other reasonable means the Corporation deems desirable. The mailing of such cheque from the Corporation' s registered office, or the principal office in Toronto of the registrar or transfer agent for the Series II Preference Shares, or the payment by such other reasonable means as the Corporation deems desirable, shall be deemed to be payment of the dividends represented thereby unless the cheque is not paid upon presentation or payment by such other means is not received. Dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were payable shall be forfeited to the Corporation.

2.4.    Cumulative Payment of Dividends.    If on any Dividend Payment Date the dividends payable on such date as provided in clause 2.2 are not paid in full on all of the Series II Preference Shares then outstanding, such dividends, or the unpaid part thereof, which for all purposes hereof shall until paid be considered to be dividends accrued and unpaid, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends. The holders of Series II Preference Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

2.5.    Calculation of Certain Accrued and Unpaid Dividends.    For all purposes hereof, dividends shall accrue on a day-to-day basis and the amount of accrued and unpaid dividends upon a Series II Preference Share on or to any date (the "Relevant Date") is the amount of dividends considered then to be accrued and unpaid in accordance with clause 2.4 plus, if the Relevant Date is not a Dividend Payment Date, the amount of dividends accrued and unpaid with respect to the period commencing on the day after the immediately preceding Dividend Payment Date (or, if there has been no such date, on the Initial Issue Date) and ending on the Relevant Date, and the amount of dividends accrued and unpaid with respect to such latter period is the amount obtained when:

  (i)
  $25.00 multiplied by seventy percent (70%) of the Prime Rate for that portion of such period which excludes the last seven days thereof (or, if there is no such portion, for the period of seven days ending seven days before the Relevant Date)

      is multiplied by

  (ii)
  the quotient obtained when the number which is one less than the number of days in such period is divided by 365 or, if the calendar year in which the Relevant Date falls is a leap year, by 366.

3.
Redemption

3.1.    At the Option of the Corporation.    The Series II Preference Shares shall not be redeemable at the option of the Corporation on or prior to December 30, 1989. After December 30, 1989, but subject to the provisions hereof, the Corporation at its option may, upon giving notice as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Series II Preference Shares, on payment for each share to be redeemed at the following price:

If redeemed in the 12 months ending December 30	Price

1990	$25.50
1991	25.25
1992 and thereafter	25.00

in each case together with all accrued and unpaid dividends thereon (the applicable aforesaid price plus such accrued and unpaid dividends are hereinafter collectively referred to as the "Redemption Price"). Any Series II Preference Shares redeemed pursuant to this clause 3.1 shall be cancelled and not reissued.

3D

        If the Corporation desires to redeem only part of the outstanding Series II Preference Shares, the Series II Preference Shares so to be redeemed shall be selected by lot or in such other manner as the directors of the Corporation may in their sole discretion determine to be equitable, including without limitation, if the directors of the Corporation so determine, pro rata (disregarding fractions) in proportion to the number of Series II Preference Shares held by each of the holders thereof.

        If a part only of the Series II Preference Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

3.2.    Manner of Redemption.    In the case of any redemption of Series II Preference Shares pursuant to clause 3.1 hereof, the Corporation shall, at least 30 days prior to the date fixed for such redemption (the "Redemption Date"), give notice in writing to each person who at the date of the giving of such notice is the registered holder of Series II Preference Shares to be redeemed of the intention of the Corporation to redeem such Series II Preference Shares. Such notice shall set out the Redemption Date, the Redemption Price, the number of Series II Preference Shares held by the person to whom it is addressed which are to be redeemed and the place or places within Canada at which holders of Series II Preference Shares may present and surrender such shares for redemption.

        Such notice shall be validly and effectively given if delivered personally to the registered holder of the Series II Preference Shares for whom it is intended or if mailed by prepaid first class mail addressed to such holder at his address as it appears on the books of the Corporation or, in the event of the address of such holder not so appearing, to the address of such holder last known to the Corporation; provided, however, that the accidental failure or omission to give such notice as aforesaid to one or more of such holders shall not affect the validity of the redemption, but upon such failure or omission being discovered, notice shall be given forthwith to such holder or holders as aforesaid and shall have the same force and effect as if given in due time. In the event of a threatened or actual disruption in the mail service, notice as aforesaid shall be given to the holders of Series II Preference Shares by means of publication once in each of two successive weeks in the Report on Business section of the National Edition of the Globe and Mail or one or more other daily newspapers of general and national circulation in Canada.

        On and after the Redemption Date, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series II Preference Shares so called for redemption the Redemption Price for such Series II Preference Shares on presentation and surrender, at any place at which the Series II Preference Shares may be transferred or at such other place or places within Canada as may be designated in such notice, of the certificate or certificates representing the Series II Preference Shares called for redemption. Payment of the Redemption Price (less any tax required to be withheld by the Corporation) shall be made by cheque payable at par in lawful money of Canada at any branch in Canada of the Corporation's bankers for the time being delivered personally to the registered holder of the Series II Preference Shares for whom it is intended or mailed by prepaid first class mail addressed to such holder at the address of such holder as it appears on the books of the Corporation or, in the event of the address of such holder not so appearing, to the address of such holder last known to the Corporation. Unless such cheque is not paid on presentation, the delivery or mailing of such payment shall be a full and complete discharge of the Corporation's obligation to pay the Redemption Price owed to a holder of Series II Preference Shares so called for redemption. From and after the Redemption Date, the Series II Preference Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holder of any Series II Preference Shares called for redemption shall not be entitled to exercise any of the rights of a shareholder in respect thereof except to receive the Redemption Price therefor, provided that if payment of such Redemption Price is not duly made by or on behalf of the Corporation in accordance with the provisions hereof, then the rights of such holder shall remain unaffected.

        The Corporation shall have the right, at any time after giving notice of its intention to redeem any Series II Preference Shares as aforesaid, to deposit the aggregate Redemption Price of the Series II Preference Shares so called for redemption, or of such of the said Series II Preference Shares as are represented by certificates which have at the date of such deposit not been surrendered by the holders thereof in connection with such redemption, in a

3E

special account in any chartered bank or trust company in Canada, to be paid without interest to or to the order of the respective holders of the Series II Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such Series II Preference Shares, provided such bank or trust company has been identified as a place at which Series II Preference Shares are to be presented and surrendered for redemption in the notice of redemption given by the Corporation or is so identified in another notice given by the Corporation to the holders of Series II Preference Shares as aforesaid prior to such deposit. Upon such deposit being made or upon the Redemption Date, whichever is the later, the Series II Preference Shares in respect of which such deposit shall have been made shall be deemed to be and shall be redeemed and the rights of the holders thereof shall be limited to receiving without interest their proportionate part of the funds so deposited upon presentation and surrender of the certificates representing the Series II Preference Shares held by them respectively being redeemed. Any interest allowed on any such deposit shall belong to the Corporation. Any such funds not claimed by and paid to holders of Series II Preference Shares within six years after the date of deposit shall be repaid to the Corporation on demand and thereafter the holders of the Series II Preference Shares in respect of which such funds were so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the funds due in respect of such Series II Preference Shares from the Corporation.

4.
Purchase for Cancellation

        Subject to insolvency provisions and other provisions of applicable law and to the provisions hereof, the Corporation may at any time or times purchase for cancellation the whole or any part of the outstanding Series II Preference Shares at any price but not exceeding a price per share equal to $25.50 plus an amount equal to all accrued and unpaid dividends thereon to the date of purchase if such shares are purchased on or prior to December 30, 1989 or, if such shares are purchased after December 30, 1989, at a price per share equal to the applicable Redemption Price at the time of purchase, plus in each case costs of purchase. Any Series II Preference Shares purchased pursuant to this clause 4 shall be cancelled and not reissued.

5.
Restrictions on Dividends and Retirement of Shares

        So long as any of the Series II Preference Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the Series II Preference Shares given as hereinafter specified:

(a)
declare or pay or set apart for payment any dividends on the common shares or on any other shares of the Corporation ranking junior to the Preference Shares (other than stock dividends payable in any shares of the Corporation ranking junior to the Preference Shares);

(b)
redeem, purchase or otherwise pay off or retire for value or make any capital distribution in respect of the common shares or any other shares of the Corporation ranking junior to the Preference Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Preference Shares);

(c)
redeem, purchase or otherwise pay off or retire for value less than all the Series II.Preference Shares then outstanding; or

(d)
redeem, purchase or otherwise pay off or retire for value or make any capital distribution in respect of any shares ranking on a parity with the Preference Shares (except in connection with the fulfilment of any mandatory redemption or purchase obligation or with the exercise of any retraction privilege attaching thereto);

unless in each such case all dividends on the Series II Preference Shares, on all other series of the Preference Shares and on all other shares of the Corporation ranking as to dividends on a parity with the Preference Shares accrued up to and including the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

6.
Liquidation, Dissolution and Winding Up

        In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Corporation among its

3F

shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, the holders of the Series II Preference Shares shall be entitled to receive from the assets of the Corporation an amount equal to $25.50 for each Series II Preference Share held by them respectively plus an amount equal to all accrued and unpaid dividends thereon if payment is made on or prior to December 30, 1989, or if payment is made thereafter, an amount per share equal to the applicable Redemption Price per share at the time of payment, the whole before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of common shares of the Corporation or of any other shares of the Corporation ranking junior to the Preference Shares. After payment to the holders of the Series II Preference Shares of the amounts so payable to them (less any tax required to be withheld by the Corporation), they shall not be entitled to share in any further distribution of the assets of the Corporation.

7.
Voting Rights and Notice of Meetings

        Except as specifically provided by law or as otherwise provided herein, the holders of the Series II Preference Shares shall not be entitled as such to receive notice of or to attend or to vote at any meetings of shareholders of the Corporation unless and until the Corporation at any time or from time to time has failed to pay in full eight dividends payable on Dividend Payment Dates on the Series II Preference Shares as contemplated by the terms hereof, whether or not such eight Dividend Payment Dates are consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any dividends on the Series II Preference Shares remain in arrears, the holders of the Series II Preference Shares shall be entitled to receive notice of, to attend and to vote at all meetings of shareholders of the Corporation, other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, on the basis of one vote for each Series II Preference Share held.

8.
Determinations and Further Definitions

        In the event that any date on which any dividend on the Series II Preference Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding date that is a Business Day.

        For the purposes of these share provisions:

(a)
"Articles" means the articles of incorporation of the Corporation, including any amendments thereto;

(b)
"Business Day" means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation's registered office is located; and

(c)
unless the context expressly provides otherwise the words "in priority to", "on a parity with" and "junior to" or like words have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

9.
Modifications

        So long as any of the Series II Preference Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the Series II Preference Shares given as hereinafter specified, amend the Articles to:

(a)
increase the number of authorized Series II Preference Shares or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Preference Shares;

(b)
effect an exchange, reclassification or cancellation of, or add to, remove or change any rights, privileges, restrictions or conditions attaching to, the Series II Preference Shares; or

(c)
create a new class or series of shares having rights or privileges equal or superior to the Series II Preference Shares other than additional series of the Preference Shares.

3G

10.
Approval or Holders or Series II Preference Shares

        Any approval of the holders of the Series II Preference Shares with respect to any and all matters referred to herein or any other matter requiring the consent or approval of the holders of the Series II Preference Shares may be given by resolution signed by all the holders of outstanding Series II Preference Shares or passed by the affirmative vote of at least 2/3 of the votes cast by the holders of Series II Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series II Preference Shares duly called for that purpose. The quorum for any such meeting shall be, for the purpose only of opening such meeting, two holders of Series II Preference Shares present in person or represented by proxy, and for all other purposes the holders of a majority of the outstanding Series II Preference Shares present in person or represented by proxy, provided that if at any such meeting the holders of a majority of the outstanding Series II Preference Shares are not present in person or represented by proxy within 1/2 hour after the time appointed for such meeting, such meeting shall be adjourned to such date being not less than 15 days nor more than 30 days later and to such time and place as may be appointed by the chairman of the meeting and not less than seven days' notice shall be given of such adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called, and at such adjourned meeting two holders of Series II Preference Shares present in person or represented by proxy shall constitute a quorum and those holders of Series II Preference Shares present in person or represented by proxy may transact the business for which the meeting was originally called. The proxy rules applicable to, the formalities to be observed in respect of the giving of notice of and the formalities to be observed in respect of the conduct of any such meeting or adjourned meeting shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the Business Corporations Act, 1982 (Ontario) as the same may be amended from time to time. At any meeting of holders of Series II Preference Shares, each Series II Preference Share shall entitle the holder thereof to one vote.

4.

9.	The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:	L'émission, le transfert ou la propriété d'actions est/n'est pas restreinte. Les restrictions, s'il y a lieu, sont les suivantes :
N/A

10.	Other provisions, if any, are:	Autres dispositions, s'il y a lieu :

The Corporation may from time to time make such arrangements, as the director may by resolution determine, with the principal subsidiary of the Corporation in the United Kingdom to provide shareholders of the Corporation with the right to receive, in lieu of dividends from the Corporation on shares in the capital of the Corporation held by them, dividends of an equivalent amount from such subsidiary. Where pursuant to such arrangements a shareholder of the Corporation becomes entitled to receive any such equivalent dividend from such subsidiary he shall not be entitled to receive from the Corporation the dividend declared payable on the shares of the Corporation to which such dividend from such subsidiary is equivalent.

DSG 01/2000

5.

11.	These restated articles of incorporation correctly set out the corresponding provisions of the articles of incorporation as amended and supersede the original articles of incorporation and all the amendments thereto.	Les présents statuts mis à jour énoncent correctement les dispositions correspondantes des statuts constitutifs telles qu'elles sont modifiées et remplacement les statuts constitutifs et les modifications qui y ont été apportées.
	These articles are signed in duplicate.	Les présents statuts sont signés en double exemplaire.

THE THOMSON CORPORATION

(Name of Corporation) (Dénomination sociale de la compagnie)
By/Par :	/s/ David W. Binet Authorized Signing Officer

	(Signature)	(Description of Office)
	(Signature)	(Fonction)

DSG 01/2000